UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-177891-01

WFRBS Commercial Mortgage Trust 2012-C7

(Exact name of issuing entity as specified in its charter)

RBS Commercial Funding Inc.

(Exact name of depositor as specified in its charter)

600 Washington Boulevard

Stamford, CT 06901

(Address, including zip code, and telephone number, of principal executive offices of the issuing entity)

Class A-1

Class A-2

Class A-S

Class B

Class C

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)         / /

Rule 12g-4(a)(2)         / /

Rule 12h-3(b)(1)(i)      / /

Rule 12h-3(b)(1)(ii)     / /

Rule 15d-6                 / /

Rule 15d-22(b)       /x/

Approximate number of holders of record as of the certification or notice date:

        0 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, RBS Commercial Funding Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 28, 2023

By: /s/ Adam Trebing

Adam Trebing, President